UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

April 24, 2024

(Date of Report (Date of earliest event reported))

Fundrise East Coast Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 5.	Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

On April 24, 2024, Fundrise East Coast Opportunistic REIT, LLC (“the Company”), in consultation with Fundrise Advisors, LLC, the Company’s manager, Rise Companies Corp., the Company’s sponsor, and RSM US LLP (“RSM”), the Company’s independent auditor, determined that the Company’s Consolidated Statements of Cash Flows (“CSOCF”) for the year ended December 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) in the Company’s Form 1-K on April 25, 2023, the CSOCF for the period ended June 30, 2023 filed with the SEC in the Company’s Form 1-SA on September 18, 2023, and the CSOCF for the period ended June 30, 2022 filed with the SEC in the Company’s Form 1-SA on September 27, 2022, respectively, (the “Prior Periods”), should no longer be relied upon because of an incorrect application of certain accounting principles in such CSOCFs. The identified error had no impact on the Company's previously reported cash balances, Net decrease in cash and cash equivalents and restricted cash, Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Members’ Equity, or Net loss per basic and diluted common share.

The following summarizes the nature and effect of the identified error:

●	The Company determined that the CSOCFs for the Prior Periods should be restated with respect to investing activities and financing activities related to cash flows from acquisition of rental real estate properties. The Company determined that financing for acquisitions received from third parties, unrelated to the seller, should have been classified as proceeds from financing activities, with corresponding constructive disbursements within investing activities, rather than as previously disclosed in the Supplemental Disclosure of Non-Cash Activity section. The restatement will have no impact on the stated total cash and cash equivalents and restricted cash in the Prior Periods.

Accordingly, the Company concluded that it is appropriate to correct the error in the Company’s June 30, 2022 and December 31, 2022 CSOCFs by restating the CSOCFs for the Prior Periods as soon as practicable through filing a Form 1-K for the two years ended December 31, 2023, and Forms 1-SA/A for the six months ended June 30, 2023 and June 30, 2022.

The management of the Company discussed with RSM, the Company’s independent auditor the matters disclosed in this Current Report on Form 1-U. RSM has agreed with the Company’s conclusion.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the SEC, as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fundrise East Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: April 26, 2024